UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 14, 2025

Paul Ellerbeck
Chief Executive Officer
WeShop Holdings Ltd
Hawk House
22 The Esplanade
Jersey
JE1 1HH
Channel Islands

Re: WeShop Holdings Ltd
Amendment No. 1 to Draft Registration Statement on Form F-1
Submitted February 18, 2025
CIK No. 0002048271

Dear Paul Ellerbeck:

We have reviewed your amended draft registration statement and have the following comment(s).

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 17, 2025 letter.

Amendment No. 1 to Draft Registration Statement on Form F-1

Prospectus Summary
Risks Associated with our Business and of Owning Our Ordinary Shares, page 6

1. We note your response to prior comment 37. Please revise your disclosure here and elsewhere as appropriate to briefly expand your discussion regarding the bullet point stating that "the substantial control our founders have and will continue to have over our business due to the concentration of voting power among them" as a risk

shareholders may face in connection with owning ordinary shares. For example, but not limited to, please identify your founders, their collective and respective voting power, and what matters they may exercise control over. We note the disclosure on page 75 identifying one of your founders to be John Garner, Head of Strategy and Vision.

Summary Consolidated Financial Data, page 7

2. Please revise fiscal 2022 basic and diluted net loss per ordinary share and weighted average ordinary shares outstanding, basic and diluted, to be consistent with you audited Consolidated Statements of Operations. Similarly revise the disclosure on page 30.

Risk Factors
You may be diluted by future issuances of preferred stock or additional ordinary shares..., page 18

3. We note your response to prior comment 8. Include a cross reference to the Capitalization section.

Capitalization, page 25

4. Please tell us your consideration of including indebtedness in your calculation of total capitalization. Refer to Item 3.B. of Form 20-F.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Factors Affecting our Performance
Monetization, page 28

5. We note your response to prior comment 12. Please revise your disclosure where appropriate to briefly discuss the volume of social interactions metric or other key factors or metrics (e.g., number of users) as of the most recent period available. In this regard, we note that you disclose 150,000 social interactions during your Pilot, which concluded in November 2024.

Proven Return on Investment (ROI) and Conversion Rates, page 55

6. We note your response to prior comment 14. Please expand your discussion, where applicable, to provide additional detail and/or context regarding conversion rates. In this regard, we note your statement on page 40 that the Pilot led to "First purchase conversion of 24.639%." However, here you state generally that WeShop "consistently delivers ROI and conversion rates that lead to repeat campaigns." By way of example, please revise to briefly discuss any subsequent campaigns, repeat conversion ROI rates, and other context.

Community Success Story: Salford City FC, page 59

7. We note your response to prior comment 17. Please briefly revise your disclosure, for example in your Business section, to clarify whether you currently engage or plan to engage users like Salford City FC (i.e., users that are also organizations that engage in a purpose other than social media influencing that can refer an additional pool of

existing users, in this case a fan base, to your platform) or plan to engage similar users as an aspect of your business going forward. We note the analogy of the Salford City FC as similar to a social media influencer with a pool of followers.

Strategic Partnerships and Collaborations, page 67

8. We note your response to prior comment 15. As disclosed, please file the publisher service agreements with Awin AG and Commission Junction LLC. Additionally, further revise this section to describe the agreements, including the duration.

Management
Equity Incentive Plans, page 75

9. We note your response to prior comment 20 and reissue in part. Your revised disclosure states that prior to commencement of this offering you intend to cease issuing any new grants under existing equity incentive plans and to adopt a new omnibus equity incentive plan. However, elsewhere throughout the prospectus you continue to reference the 2025 Equity Incentive Plan and maintain a placeholder to file Exhibit 10.1. Please revise your disclosure where appropriate to discuss the 2025 Equity Incentive Plan, specifically, making clear whether this is a part of the planned omnibus equity incentive plan. File any exhibits as appropriate under Item 601(b) of Regulation S-K.

Registered Shareholders, page 77

10. We note your response to prior comment 35, including the table of registered shareholders, to be completed as information is determined. Please revise this table to include a column that clearly reflects the amount and percentage of the securities for each particular type of securities beneficially held by the selling shareholder immediately after the offering, in addition to those securities held before the offering for which you have already included a column. Refer to Item 9.D.2. of Form 20-F.

Principal Shareholders, page 79

11. We note your revised disclosure in response to prior comment 22 that Sidney PTC Limited is controlled by majority vote of four directors and that Max Capital Limited is controlled by a majority vote of three directors. Please revise to identify these directors.

Audited Consolidated Financial Statements
Note 11 - Share Based Compensation (As Restated), page F-17

12. You disclose that the number of Contingent Shares awarded "[f]or various completed transactional activity" are based on a percentage of gross merchant value net of any sales tax. In your definition of "Shareback rate" on page xii, you disclose that WePoints are awarded based on a percentage of the commission paid by the respective affiliate network to you. Please revise for consistency. In addition, please expand your definition of "WePoint" on page xii to describe how WePoints can be earned through actions other than just referrals.

13. You disclose that, "compensation cost is recognized by the Company over the period in which the services were/are rendered." Please tell us the approximate term over which compensation cost is recognized. Tell us your basis for recognition over this term as opposed to full recognition when granted referencing the authoritative literature you relied upon.

General

14. We note your response to prior comment 39, including that you view the issuance of shares pursuant to your Shareback program to constitute a sale or distribution for value within the meaning of Section 2(a)(3) of the Securities Act. Please tell us what exemption from registration you have relied upon and, as applicable, intend for the Trust to rely on in the future regarding the issuance of shares under the Shareback program.

Please contact Adam Phippen at 202-551-3336 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp at 202-551-3861 or Taylor Beech at 202-551-4515 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Christian Nagler